UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE	ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2002

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE	ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                                                                    to

Commission file number 001-31240

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

NEWMONT RETIREMENT SAVINGS PLAN

FOR HOURLY-RATED EMPLOYEES

(Title of Plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEWMONT MINING CORPORATION

(Issuer of Securities)

1700 Lincoln Street

Denver, Colorado 80203

(Principal Executive Office)

Newmont

Retirement Savings Plan for Hourly-

Rated Employees

Financial Statements as of December 31, 2002 and 2001 and for the

year ended December 31, 2002 and Supplemental Schedule as of

December 31, 2002

Report of Independent Accountants

To the Participants and Administrative Committee of

Newmont Retirement Savings Plan for Hourly-Rated Employees:

In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Newmont Retirement Savings Plan for Hourly-Rated Employees (the “Plan”) at December 31, 2002, and the changes in net assets available for plan benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Plan as of December 31, 2001 and for the year then ended were audited by other independent accountants whose report, dated June 26, 2002, expressed an unqualified opinion on those statements.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLC

June 17, 2003

Denver, CO

Newmont

Retirement Savings Plan for Hourly-Rated Employees

Statements of Net Assets Available for Plan Benefits

	As of December 31,
	2002	2001
Assets
Investments, at fair value	$33,531,651	$32,701,934
Participant loans	4,164,678	3,845,908

Net assets available for plan benefits	$37,696,329	$36,547,842

The accompanying notes are an integral part of these financial statements.

Newmont

Retirement Savings Plan for Hourly-Rated Employees

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended December 31, 2002
Additions
Investment income (loss):
Dividends and interest income	$833,613
Net depreciation in the fair value of investments (Notes 2 and 3)	(1,479,292)

Net investment loss	(645,679)

Contributions:
Employer, net of forfeitures applied (Note 1)	1,396,909
Participant	3,212,709
Rollover	113,253

Total contributions	4,722,871

Total additions	4,077,192

Deductions
Payment of benefits	(2,649,312)
Administrative expenses	(8,575)
Transfers to Newmont Mining Corporation Retirement Savings Plan (Non-Union) (Note 1)	(270,818)

Total deductions	(2,928,705)

Increase in net assets	1,148,487
Net assets available for plan benefits:
Beginning of year	36,547,842

End of year	$37,696,329

The accompanying notes are an integral part of these financial statements.

1.    Description of the Plan

The following description of the Newmont Retirement Savings Plan for Hourly-Rated Employees (the “Plan”) (formerly known as Newmont Gold Company Hourly Retirement Savings Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

The Plan was established effective October 1, 1991 by Newmont Mining Corporation (the “Company”) to qualify as a defined contribution, profit sharing plan under Section 401(k) of the Internal Revenue Code, for the benefit of eligible employees of the Company. Effective January 1, 1998, the Plan was amended and restated. The Plan is a collectively bargained, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits under the plan are not subject to guarantee by the Pension Benefit Guaranty Corporation.

Administration

Trustee, record keeping and investment management services are performed by the Vanguard Group, Inc. (“Vanguard” or “Trustee”).

The Plan is administered by the Administrative Committee (the “Committee”), which consists of not less than three nor more than five members appointed by the Company’s Board of Directors. The Committee evaluates the performances of Vanguard and Milliman, may retain independent advisors and consultants, and selects the investment fund options offered under the Plan. Further, the Committee is responsible for executing the provisions of the Plan and for managing the Plan’s activities.

Eligibility and Contributions

Full-time employees are eligible to participate in the Plan after performing 60 calendar days of service. Part-time employees are eligible to participate in the Plan after one year of service in which they complete 1,000 hours of service, as defined by the Plan document. Participants may elect to contribute to the Plan, on a pre-tax or after-tax basis or combination thereof, up to 15% of the Plan eligible compensation to a maximum of $11,000 on a pre-tax basis for the 2002 Plan year.

The Company’s contribution for each eligible active participant shall not exceed 5% of their compensation. Participants’s contributions are matched by the Company in Company common stock. The number of Company shares contributed is based on the market price at the date of contribution. Total matching contributions are limited to $12,000 annually per participant.

In addition, the maximum contributions and other additions (including all other plans sponsored by the Company) for the plan year of a participant under the Plan may not exceed the lesser of $35,000 (as adjusted for cost of living increases) or 25% of the eligible compensation paid to the participant by the Company in such plan year. Annual additions are defined as the participants’ contributions and the Company’s matching and retirement contributions

The Plan also allows rollover contributions of part or all of an “eligible rollover distribution” received by a participant from a qualified plan of a previous employer.

Vesting

Participants are fully vested in their contributions, and are vested in employer matching contributions 20% after one year of service, 40% after two years of service, 60% after three years of service and 100% after four years of service. A participant whose employment commencement date was on or after January 1, 1998 has a vested and nonforfeitable interest in his or her employer contributions account upon completion of five years of service. A participant whose employment commencement date was on or prior to December 31, 1997 vest in retirement contributions from the Company 20% for each year of service completed and fully after four years of service. Additionally, participants become fully vested in Company contributions upon death, disability or retirement.

Nonvested balances of employees who terminate are forfeited and shall be used to reduce future contributions due from the Company.

Transfers

During 2002, certain participants in the Plan had a change in employment status and were no longer union employees covered by a collective bargaining agreement. Consequently, they became eligible to participate in the Newmont Retirement Savings Plan (Non-Union) and their account balances totaling $270,818 were transferred in 2002.

Participant Accounts

Separate accounts are maintained for each participant and are credited with the participant’s contributions, the Company’s contributions and rollover contributions, if any, including the allocations of earnings and losses to these accounts calculated daily based on participant account balances. Participants direct their investments by electing the percentages of their accounts and contributions to be allocated between investment fund alternatives. Participants may make unlimited changes in their future investment allocations or make transfers of existing balances between investment fund alternatives.

Payment of Benefits and Withdrawals

At the time of a participant’s retirement, death or disability, the vested balances in all of his or her accounts will be paid in a lump sum. Upon termination of employment for reasons other than retirement, death or disability, participants are entitled to receive a lump sum payment for the value of the nonforfeitable portion of their account. Such lump sum payments may result in adverse tax consequences for the participant. Participants may also choose to leave their account in the Plan or roll it over into an IRA rollover account or another qualified benefit plan. Participants with vested account balances less than $5,000 are required to roll their account balances into an IRA rollover account or another qualified benefit plan or receive a lump sum distribution. Participants with account balances of $5,000 or more may choose to leave their account balances in the Plan.

Loans

Loans may be made to participants from their individual plan account, with a minimum loan amount of $1,000 and a maximum amount equal to the lesser of (a) 50% of such participant’s vested balance or (b) $50,000. The interest rate on such loans is determined by the Trustee based on commercial lending rates at the date of the loan, and is fixed over the term of the loan. The term/repayment period may be up to five years, or up to 15 years if loan proceeds are used for the purchase of a principal residence.

Plan Termination

Although the Company expects to continue the Plan indefinitely, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan (“full termination”) subject to the provisions of ERISA. In the event of full termination, termination with respect to a group or class of participants (“partial termination”) or a partial discontinuance of contributions, the unvested portion of Company contributions for participants subject to such full termination, partial termination or partial discontinuance will become fully vested and nonforfeitable.

2.    Significant Accounting Principles

Basis of Accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America on the accrual basis of accounting. Trades are recorded on the trade date. Interest and dividend income is accrued.

Valuation of Investments

All of the Plan’s investments are maintained in mutual funds and Company stock, which are valued using quoted market prices from the securities’ principal active exchange. The net appreciation (depreciation) in the fair value of investments for the period is included in the determination of net investment income (loss) as reflected in the Statement of Changes in Net Assets Available for Plan Benefits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in a combination of mutual funds and Employer stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

Payment of Benefits

Payment of benefits are recorded on the accrual basis of accounting.

Plan Expenses

The Company pays administrative expenses on behalf of the Plan through the use of forfeitures and other payments.

3.     Investments

Plan participants have the following investment options: AIM Constellation Fund, A Shares, Templeton Developing Markets Trust – Class I Shares, Vanguard 500 Index Fund Investor Shares, Vanguard Extended Market Index Fund Investor Shares, Vanguard International Growth Fund, Vanguard LifeStrategy Conservative Growth Fund, Vanguard LifeStrategy Growth Fund, Vanguard LifeStrategy Income Fund, Vanguard LifeStrategy Moderate Growth Fund, Vanguard Prime Money Market Fund, Vanguard Total Bond Market Index Fund, Vanguard U.S. Growth Fund, Vanguard Wellington Fund Investor Shares, Vanguard Windsor II Fund Investor Shares and Newmont Mining Stock Fund. All investments are participant directed.

The fair value of individual investments that represented 5% or more of the Plan’s net assets as of December 31, were as follows:

	2002		2001
	Shares	Fair Value	Shares	Fair Value
AIM Constellation Fund, A Shares	166,468	$2,768,367	170,144	$3,760,183
Vanguard 500 Index Fund Investor Shares	73,513	5,965,608	80,857	8,561,952
Vanguard LifeStrategy Moderate Growth Fund	205,866	2,855,365	203,033	3,234,316
Vanguard Prime Money Market Fund	7,503,964	7,503,964	6,127,864	6,127,864
Newmont Mining Stock Fund	1,024,257	8,071,146	982,665	5,090,204

Participants are able to allocate and reallocate account balances among these funds on a daily basis.

The reconciliation of net depreciation in fair value of the Plan’s net assets as of December 31, 2002 was as follows:

2002
Net realized gain on sale of common stock and loans	$660,776
Net realized loss on sale of registered investment companies	(826,328)
Unrealized appreciation of common stock and loans	2,034,765
Unrealized depreciation of registered investment companies	(3,348,505)

Net depreciation in fair value of the Plan’s net assets	$(1,479,292)

4.    Tax Status of the Plan

The Plan received a favorable determination letter from the Internal Revenue Service as to the qualified status of the Plan on December 5, 2002. Although the Plan has been amended since receipt of the determination letter, the Plan remains a qualified plan and is not subject to tax. Accordingly, no provision for federal or state income taxes has been recorded.

5.    Related Party Transactions

Certain Plan investments are shares of collective trusts managed by Vanguard Fiduciary Trust Company (“VFTC”). VFTC acts as trustee for only those investments as defined in the Plan. Also, certain Plan assets are also invested in shares of Company stock. Transactions in such investments qualify as party-in-interest transactions that are exempt from prohibited transaction rules as defined by ERISA. Fees paid by the Company for these Trustee services amounted to $8,575 for the year ended December 31, 2002.

Plan-related expenses of $104,611 were paid by the Company for the year ended December 31, 2002.

Newmont

Retirement Savings Plan for Hourly-Rated Employees

Schedule of Assets (Held at End of Year)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Shares	Current Value Year Ended December 31, 2002
Vanguard Fiduciary
Trust Company:	Registered Investment Companies:
	AIM Constellation Fund, A Shares	166,468	$2,768,367
	Templeton Developing Markets, Trust-Class I Shares	10,320	103,195
	*Vanguard 500 Index Fund Investor Shares	73,513	5,965,608
	*Vanguard Extended Market Index Fund, Investor Shares	15,406	288,706
	*Vanguard International Growth Fund	46,105	560,634
	*Vanguard LifeStrategy Conservative Growth Fund	118,984	1,525,378
	*Vanguard LifeStrategy Growth Fund	82,889	1,190,293
	*Vanguard LifeStrategy Income Fund	60,172	741,324
	*Vanguard LifeStrategy Moderate Growth Fund	205,866	2,855,365
	*Vanguard Prime Money Market Fund	7,503,964	7,503,964
	*Vanguard Total Bond Market Index Fund	128,848	1,337,439
	*Vanguard U.S. Growth Fund	15,876	191,460
	*Vanguard Wellington Fund Investor Shares	7,130	175,105
	*Vanguard Windsor II Fund Investor Shares	12,196	253,667

			$25,460,505
	Employer Stock:
	*Newmont Mining Stock	1,024,257	8,071,146

	Participant Loans (a)
	Interest rates ranging from 5.75%-10.5%		4,164,678

	Total		$37,696,329

*	Represents a party-in-interest.
(a)	The interest rate on loans is determined by the Trustee based on commercial lending rates at the date of the loan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Newmont Retirement Savings Plan For Hourly-Rated Employees (Name of Plan)
Date June 27, 2003	/s/ Darla Wolcott Darla Wolcott

Administrative Committee Member

EXHIBIT INDEX

Exhibit No.	Exhibit

23	Consent of PricewaterhouseCoopers

99.2	Section 906 Certification